Via Facsimile and U.S. Mail
Mail Stop 6010

February 12, 2008

J. David Boyle II
Vice President, Finance and Chief Financial Officer
XOMA Ltd.
2910 Seventh Street
Berkeley, CA 94710

Re: XOMA Ltd.
   Form 10-K for the Fiscal Year Ended December 31, 2006
   Filed March 8, 2007
   Form 10-Q for the Quarterly Period Ended September 30, 2007
   Filed November 8, 2007
   File Number: 000-14710

Dear Mr. Boyle:

We have completed our review of your above Forms 10-K and 10-Q and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief